

04002835

UNITED STATES
~~JRITIES AND EXCHANGE COMMISSION~~
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8 - 47811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Palisade Capital Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bridge Plaza

(No. and Street)

Fort Lee	New Jersey	07024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Berman   (201)   585-7733

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

(Name -- if individual, state last, first, middle name)

1350 Avenue of the Americas, 15th Floor	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

FEB 2 3 2004

PROCESSED

MAR 2 2 2004

THOMSON FINANCIAL

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I,   Steven Berman   , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
    Palisade Capital Securities, L.L.C.   ; as of
    December 31   ,20 03   , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

BARBARA TABACK
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 14, 2006

_____
Signature

_____
PRESIDENT
Title

Barbara Taback
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALISADE CAPITAL SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

PALISADE CAPITAL SECURITIES, L.L.C.

CONTENTS

1350 Avenue of the Americas
New York, New York 10019
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands



Rothstein, Kass & Company, P.C.
C E R T I F I E D   P U B L I C   A C C O U N T A N T S

INDEPENDENT AUDITORS' REPORT

To the Member of
Palisade Capital Securities, L.L.C.

We have audited the accompanying statement of financial condition of Palisade Capital Securities, L.L.C. as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Palisade Capital Securities, L.L.C. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
January 29, 2004

1

PALISADE CAPITAL SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$	3,269,898
Receivable from clearing broker		442,781
Securities owned		2,835
Other assets		56,903
Equipment, less accumulated depreciation of $61,148		2,099
	$	3,774,516

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	35,832
Due to member		299,178
Total liabilities		335,010
Commitments and contingencies		
Member's equity		3,439,506
	$	3,774,516

See accompanying notes to financial statements.

PALISADE CAPITAL SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Palisade Capital Securities, L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's business is primarily comprised of agency commission transactions. The Company is a wholly-owned subsidiary of Palisade Capital Management, L.L.C. (the "Parent").

Cash and Cash Equivalents

The company considers money market accounts to be cash equivalents.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Valuation of Security Owned

The Company values its security that is freely tradable and is listed on a national securities exchange or reported on the NASDAQ national market at its last sales price as of the last business day of the period. Unrealized gains and losses are reflected in revenues.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on straight-line and declining balance methods based upon estimated useful lives of 5 to 7 years.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual member reports its share of the Company's income or loss on its income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Related party transactions

Commission revenues include approximately $4,558,000 earned from accounts advised by entities which are affiliated with the Company by common ownership.

The Company has an informal expense allocation arrangement whereby certain expenses directly attributable to the Company are paid by the Parent. These expenses are reimbursed by the Company and amounted to approximately $1,938,000 for the year ended December 31, 2003. The balance of $299,178 is due to the Parent as of December 31, 2003.

PALISADE CAPITAL SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

3. Commitments and contingencies

The Company is obligated under an office leases expiring in January 2008. The aggregate future minimum payments under these leases, before 60% is allocated to the Parent, are approximately as follows:

Year ending December 31,

2004	$	294,000
2005		331,000
2006		377,000
2007		380,000
2008		32,000
	$	1,414,000

Rent expense was approximately $127,000 for the year ended December 31, 2003.

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $150,000.

4. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $3,296,000 which was approximately $3,246,000 in excess of its minimum requirement of $50,000.

5. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from clearing broker is pursuant to this clearance agreement.

PALISADE CAPITAL SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

7. Concentration of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation for amounts up to $100,000 per institution.